Exhibit 99.1

CIBT EDUCATION GROUP INC.

MANAGEMENT’S DISCUSSION & ANALYSIS
(EXPRESSED IN CANADIAN DOLLARS UNLESS OTHERWISE STATED)

FOR THE YEAR ENDED AUGUST 31, 2012

CIBT EDUCATION GROUP INC.
MANAGEMENT’S DISCUSSION & ANALYSIS
FOR THE YEAR ENDED AUGUST 31, 2012

The following Management’s Discussion & Analysis (“MD&A”) is prepared in accordance with National Instrument 51-102F1, and should be read in conjunction with the consolidated financial statements and related notes for the year ended August 31, 2012, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB. Prior to fiscal year 2012, the Company prepared its annual consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The Company’s fiscal 2011 comparatives in this MD&A have been presented in accordance with IFRS. As the Company’s IFRS transition date was September 1, 2010, comparative information prior to that date included in this MD&A has not been restated. A summary of the differences between IFRS and Canadian GAAP is presented in the Impact of IFRS on Financial Results section of this MD&A.

This MD&A contains certain forward-looking statements, which relate to future events or the Company’s future performance that include terms such as “will”, “intend”, “anticipate”, “could”, “should”, “may”, “might”, “expect”, “estimate”, “forecast”, “plan”, “potential”, “project”, “assume”, “contemplate”, “believe”, “shall” and similar terms. These statements involve known and unknown risks, uncertainties and other factors that are beyond the Company’s control, which may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in these forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this MD&A should not be unduly relied upon. These statements speak only as of the date of this MD&A or as of the date specified in the documents incorporated by reference into this MD&A.

All figures are in Canadian dollars unless otherwise noted. This MD&A has been prepared as of December 2, 2012.

NON-IFRS FINANCIAL MEASUREMENTS

Earnings before interest, taxes, depreciation and amortization (“EBITDA”) and Adjusted EBITDA are non-IFRS financial metrics used in this Management’s Discussion & Analysis. These non-IFRS financial measurements do not have any standardized meaning as prescribed by IFRS, and is therefore unlikely to be comparable to similar measures presented by other issuers. Management uses EBITDA and Adjusted EBITDA metrics to measure the profit trends of the business units and segments in the consolidated group since it eliminates the effects of financing decisions. Certain investors, analysts and others utilize these non-IFRS financial metrics in assessing the Company’s financial performance. These non-IFRS financial measurements have not been presented as an alternative to net loss or any other financial measure of performance prescribed by IFRS. Reconciliation of the non-IFRS measure has been provided on page 4 of this MD&A.

Date of Report – December 2, 2012

CIBT EDUCATION GROUP INC.
MANAGEMENT’S DISCUSSION & ANALYSIS
FOR THE YEAR ENDED AUGUST 31, 2012

NATURE OF BUSINESS

CIBT Education Group Inc. (the “Company”) is an education management company headquartered in Vancouver, British Columbia, Canada that delivers advanced education via traditional face to face teaching and interactive technology to the global education market. The Company’s current business operations include education and media communications. The Company currently has four business units:

  CIBT School of Business & Technology Corp. (“CIBT China”) is an education company based in China. They hold the exclusive license for the American Hotel and Lodging Educational Institute (“AHL-EI”) content in China.
  CIBT China engages in joint partnerships with schools in China and emerging Asia to teach North American based programs taught through traditional face to face teaching in addition to an internally developed interactive video conferencing teaching platform called the Global Learning Network (“GLN”). CIBT China also recruits Chinese students to study at other CIBT member schools and partner schools in North America.

  Sprott-Shaw Degree College Corp. (“SSDC or Sprott-Shaw”) is comprised of a community college with multiple locations and a degree granting college, based in Canada. The community college specializes in healthcare, hospitality and tourism management, and business diploma programs, while the degree granting college offers accredited Bachelor of Business Administration degrees in British Columbia, Canada. Established in 1903, Sprott- Shaw Community College is the oldest private post-secondary institution in British Columbia, Canada.

  KGIC Language College Corp. (“KGIC”) is an English language college based in Canada. KGIC delivers English language programs and career programs to foreign students in Canada. KGIC has developed a global network of student recruitment agents in 42 countries to attract international students to study at its Canadian campuses.

  IRIX Design Group Inc. (“IRIX”) is an advertising and marketing company based in Canada. IRIX provides advertising and communication solutions with a niche in Asian market advertising. IRIX also provides marketing and design services for the Company’s various subsidiaries.

OVERALL PERFORMANCE

The table below describes the financial performance for the Company for the quarter ended August 31, 2012 compared to the quarter ended August 31, 2011:

Selected Financial Information, quarter ended August 31	Quarter Ended August 31, 2012	Quarter Ended August 31, 2011	Change	Percentage Change

Total revenues	$19,848,818	$18,260,163	$1,588,655	9%
Total revenues net of direct costs %	52%	51%	1%	NA

Educational revenues – CIBT	$561,643	$507,635	$54,008	11%
Educational revenues net of direct costs % – CIBT	48%	35%	13%	NA

Educational revenues – SSDC	$9,040,505	$9,765,130	($724,625)	(7%)
Educational revenues net of direct costs % – SSDC	60%	64%	(4%)	NA

Educational revenues – KGIC	$9,887,587	$7,595,430	$2,292,157	30%
Educational revenues net of direct costs % – KGIC	45%	37%	8%	NA

Design and advertising revenues – IRIX	$359,083	$391,968	($32,885)	(8%)
Design and advertising revenues net of direct costs % – IRIX	37%	37%	0%	NA

General and administrative expenses	$8,843,851	$10,192,906	($1,349,055)	(13%)

Net (loss) income	$286,141	($2,638,744)	$2,924,885	(111%)

EBITDA (non-IFRS)	$1,272,618	($1,058,498)	$2,331,116	(220%)

Adjusted EBITDA (non-IFRS)	$1,303,089	($1,045,089)	$2,348,178	(225%)

The table below describes the financial performance for the Company for the year ended August 31, 2012 compared to the year ended August 31, 2011:

Selected Financial Information, year ended August 31	Year Ended August 31,2012	Year Ended August 31, 2011	Change	Percentage Change

Total revenues	$57,968,687	$58,575,126	($606,439)	(1%)
Total revenues net of direct costs %	53%	53%	-	NA

Educational revenues – CIBT	$3,098,086	$4,206,757	(1,108,671)	26%
Educational revenues net of direct costs % – CIBT	46%	48%	(2%)	NA

Educational revenues – SSDC	$29,109,427	$30,619,935	($1,510,508)	(5%)
Educational revenues net of direct costs % – SSDC	61%	62%	(1%)	NA

Educational revenues – KGIC	$23,941,211	$21,838,554	$2,102,657	10%
Educational revenues net of direct costs % – KGIC	45%	42%	3%	NA

Design and advertising revenues – IRIX	$1,819,963	$1,909,880	($89,917)	(5%)
Design and advertising revenues net of direct costs % – IRIX	47%	48%	(1%)	NA

General and administrative expenses	$29,598,356	$32,858,532	($3,260,176)	(10%)

Impairment in value of long-lived assets	-	$5,897,778	($5,897,778)	(100%)

Net loss	($813,888)	($9,462,921)	$8,649,033	(91%)

EBITDA (NON-IFRS)	$1,030,917	($8,495,195)	$9,526,112	(112%)

Adjusted EBITDA (NON-IFRS)	$1,209,481	($2,537,521)	$3,747,002	(148%)

The Company’s revenues decreased by 1% in the year ended August 31, 2012 compared to the same period last year, while operating expenses were reduced by 10% and the revenue margin net of direct costs remained stable. As a result, the net loss in fiscal year 2012 compared to fiscal year 2011 decreased by 91% (an improvement of $8,649,033) and the EBITDA loss decreased by 112% (to a positive EBITDA of $1,030,917, an improvement of $9,526,112). The improvements in profitability were the result of decreasing operational costs on a consolidated basis. There was an impairment of long-lived assets and goodwill of $5,897,778 in fiscal year 2011 while none in fiscal year 2012.

The Company’s revenues increased by 9% in the quarter ended August 31, 2012 compared to the same period last year, while operating expenses were reduced by 13% and the revenue margin net of direct costs increased by 1%, which resulted in a $2,924,885 increase to net income and $2,331,116 increase to EBITDA.

The revenue increase in the quarter ended August 31, 2012 and the relatively stable revenue in the year ended August 31, 2012 is attributed to the growth of international students at KGIC and Sprott-Shaw. Over the past three years, the Company has focused on expanding its international student base taught in Canada through continued expansion and utilization of the Company’s recruitment network, as well as joint overseas marketing efforts by all of the Company’s subsidiary schools. As such, within fiscal 2012 KGIC’s revenues, which is exclusively from international students, has grown by 10% (or $2,102,657) and Sprott-Shaw’s international student revenue has grown by 52% (or $2,646,164), compared to last year.

Although revenue from international students has shown significant growth in fiscal year 2012, a slowdown in domestic revenue has temporary affected the Company’s aggregated revenue growth. Domestic revenue has decreased by $4,156,672 due to student loan credit tightening, which has affected the student loan lending criteria and enforcement in the education industry, resulting in more schools throughout British Columbia being de-designated than in the past. General economic condition and reduced government spending also reduced the number of government training contracts available compared to prior years. As such, Sprott-Shaw has reduced its number of location by four within the past year. These campuses were located in remote regions of British Columbia and resources have been re-allocated to profitable campuses in other metropolitan locations.

Our management’s emphasis since the start of fiscal year 2012 was placed on the streamlining the overall operations in Canada to better support our overseas marketing and business development efforts, re-position ourselves to recruit from the massive China market and transfer Chinese students to study at our members schools or our partner schools, and continued deployment and enhancement of our Global Learning Network platform. The results of these efforts yielded the Company better profitability in the year ended August 31, 2012 compared to last year and prepared the Company to grow steadily in future quarters.

The following reconciles the net income (loss) to EBITDA (non-IFRS) and Adjusted EBITDA (non-IFRS):

	Quarter Ended August 31, 2012	Quarter Ended August 31, 2011	Year Ended August 31, 2012	Year Ended August 31, 2011

Net income (loss)	$286,141	$(2,638,744)	$(813,888)	$(9,462,921)

Add: interest on long-term debt	52,665	42,621	144,899	153,656
Add: income tax (recovery) provision	315,070	1,043,841	118,446	(843,505)
Add: depreciation and amortization	618,742	493,784	1,581,460	1,657,575

EBITDA (NON-IFRS)	1,272,618	(1,058,498)	1,030,917	(8,495,195)

Add: Share based compensation	30,471	13,412	178,564	59,896
Add: Impairment in value of long-lived assets	-	-	-	$5,897,778

Adjusted EBITDA (NON-IFRS)	$1,303,089	$(1,045,086)	$1,209,481	$(2,537,521)

As described in the table above, the net loss in the year ended August 31, 2012 decreased by $8,649,033 compared to the same period last year, while the EBITDA increased by $9,526,112 and Adjusted EBITDA increased by $3,747,002 in the same periods. The increased profitability over the fiscal year 2012 is the result of the following:

  Increases in revenues from international students studying at Sprott-Shaw and KGIC in Canada

  Continued deployment of the new business model at CIBT China to deliver mass market training programs as well as overseas study referrals,

  Decrease in lease expense due to Sprott-Shaw’s reduction in overall campuses in outlying regions and due to the combination of campuses from Sprott-Shaw and KGIC,

  Impairment charges in fiscal year 2011 has decreased net loss and EBITDA by $5,897,778 in that year, with no impairment charges in fiscal year 2012,

  Reduction in employees across the system attained through cost synergies as well as reorganization activities; and

  Continued streamlining of operations at each subsidiary resulting in general and administrative expenses decreasing by $3,260,176 (or 10%) in the year ended August 31, 2012 compared to last year.

Further growth in profitability is expected over the next few quarters, as this year the Company is reducing business development efforts in new markets such as Vietnam and Saudi Arabia, refreshment of our program contents, ongoing development of the Global Learning Network platform, and costs related to the transition to IFRS for financial reporting. The Company has also granted additional stock options in fiscal year 2012, resulting in a share based compensation of $178,564 (a non-cash expense) in the year ended August 31, 2012 compared to $59,896 in the year ended August 31, 2011. The increase in share based compensation is due to stock options granted to an expanded pool of senior employees of subsidiary schools to incentivize employees towards corporate growth and profitability. The increase in share based compensation has no effect on cash flow, but decreases reported profitability on the statement of operations for the year ended August 31, 2012.

The following details our cash flow activity during the year ended August 31, 2012 compared to last year:

	Year Ended August 31, 2012	Year Ended August 31, 2011

Cash flows from (used in) operating activities:
Net loss	$ (813,888)	$ (9,462,921)
Adjusted for items not involving cash:
- amortization of property, equipment and intangible assets (including agency fees)	2,821,423	2,558,542
- share-based payment expense	178,564	59,896
- income tax recovery	118,446	(828,562)
- loss on disposal of assets, net	57,146	39,656
- impairment of marketable securities	-	60,000
- impairment of long-lived assets and goodwill	-	5,897,778
- write-off of deferred finance fees	-	510,711
Net changes in non-cash working capital items	3,932,516	(1,125,453)

Net cash (used in) operating activities	6,294,207	(2,349,172)

Cash flows used in investing activities
Purchases of property and equipment	(1,618,793)	(488,247)
Restricted cash	(7,500)	(250,000)
Acquisition of business assets	(150,000)	(50,000)
Acquisition of intangible assets	(1,768,550)	(1,297,004)

Net cash used in investing activities	(3,544,843)	(2,085,251)

Cash flows used in financing activities
Proceeds from issuance of shares		806,950
Purchase of treasury shares	(327,455)	(30,265)
Advances to related parties	16,933	43,721
Non-controlling interest draws	(283,875)	(505,934)
Finance lease obligation	(45,040)	(105,753)
Loan principal repayments	(602,492)	(607,164)
Deferred offering costs	-	(171,820)

Net cash used in financing activities	(1,241,929)	(570,265)

Effect of exchange rate changes on cash and cash equivalents	473	(50,579)

Net increase (decrease in cash)	1,507,908	(5,055,267)

Cash and cash equivalents, beginning of period	6,456,568	11,511,835

Cash and cash equivalents, end of period	$7,964,476	$6,456,568

The Company’s cash flow from operating activities increased from ($3,191,320) in the year ended August 31, 2011 to $6,294,207 in the year ended August 31, 2012. The increase in cash flow from operating activity was mainly due to the improved profitability, reduction of overhead expenses, and changes in working capital accounts, which reflect the enhanced efforts in collecting accounts receivables by the Company. The Company has built better relationships and focused added efforts on managing and collecting receivables that allow it to free additional capital for operating activities.

Most of the Company’s educational business follows the typical student enrolment season for the education business sector. A substantial amount of the Company’s tuition fees are collected in the month of September for Sprott-Shaw and CIBT China each year, but are deferred and recognized as programs are delivered throughout the academic periods. Cash received for tuition in September is used to deliver programs throughout the academic year. The fourth quarter is KGIC’s most active quarter, as they see a spike in students enrolling in summer programs, which causes an increase in cash flows for the fourth quarter.

The current portion of long term debt is a term loan facility from a commercial bank that was used to acquire KGIC in March 2010. This debt decreased by $602,492 for the year ended August 31, 2012 which represents the consistent efforts by the Company to decrease its debt. As at August 31, 2012 there was $1,552,712 remaining principle on the loan, down from $2,152,492 as at August 31, 2011, a decrease of 28%, and from $2,757,164 as at September 1, 2010, a decrease of 44%. This loan facility is expected to be fully paid out by February 2015.

SUMMARY OF QUARTERLY RESULTS
The following table summarizes selected Company financial information for the last eight completed fiscal quarters in accordance to IFRS:

Selected Financial Information	Quarter Ended August 31, 2012 (Fourth Quarter)	Quarter Ended May 31, 2012 (Third Quarter) (restated)	Quarter Ended February 29, 2012 (Second Quarter) (restated)	Quarter Ended November 30, 2011 (First Quarter) (restated)

Total revenues	$19,848,818	$13,262,693	$12,213,813	$12,643,363

Net income (loss)	$286,141	($317,426)	($818,286)	$35,683

Income (loss) per share	$0.00	($0.00)	($0.01)	$0.00

Selected Financial Information	Quarter Ended August 31, 2011 (Fourth Quarter) (restated)	Quarter Ended May 31, 2011 (Third Quarter) (restated)	Quarter Ended February 28, 2011 (Second Quarter) (restated)	Quarter Ended November 30, 2010 (First Quarter) (restated)

Total revenues	$18,260,162	$13,868,599	$13,092,663	$13,353,701

Net loss	($2,638,744)	($5,777,091)	($859,956)	($188,078)

Loss per share	($0.04)	($0.08)	($0.01)	($0.00)

The Company’s operations are affected by seasonality, which has varying effects on the Company’s financials. The Sprott-Shaw and CIBT China business units follow the typical student enrolment/academic season for the education business sector, which operate from September to June. A large amount of tuition fees are therefore collected in the month of September of each year, but are deferred and recognized as programs are delivered throughout the academic year. Revenues and net income are therefore balanced throughout the first three quarters of the fiscal year. KGIC’s business operating cycle is typically the reverse of CIBT and SSDC with the fourth quarter summer season being the busiest for the year due to the significant increase in summer programs. Since these summer programs run from June to August, tuition fees collected in June increases, as does the fourth quarter revenue.

Restatement from previously filed disclosures
In the course of preparing the consolidated financial statements, management identified errors in the application of IFRS in its previously reported consolidated statements of financial position as at September 1, 2010 and August 31, 2011 and the consolidated statement of loss for the year ended August 31, 2011 including each of the quarters above. The reconciliations of the statements of financial position as at September 1, 2010 and August 31, 2011 and the consolidated statement of loss for the year ended August 31, 2011 have been restated to reflect the correction of those non-material errors in the consolidated financial statements disclosures including each of the quarters above for first time adoption of IFRS and in the table above for each quarter in the year ended August 31, 2011.

(i)

Management identified an error in the application of IAS 36 relating to the recognition of an impairment of goodwill. Management has determined that no goodwill impairment on CIBT China should have been recognized upon transition of IFRS on September 1, 2010. The impact is that goodwill in the previously reported opening statement of financial position was understated by $1.4 million with a corresponding impact on deficit. Rather the impairment of $1.4 million should have been recorded in the statement of loss for the quarter ended May 31, 2011, consistent with Canadian GAAP.

(ii)

The IFRS transition adjustments described later in the Impact of IFRS on Financial Results section were not previously recorded/ reflected. The impact on the statement of loss was $94,895 for the year ended August 31, 2011 and not significant for each quarter.

SELECTED ANNUAL INFORMATION

The following table compares selected annual information for the year ended August 31, 2012 to the year ended August 31, 2011, and to the year ended August 31, 2010.

Selected Financial Information - IFRS	Year Ended August 31, 2012	Year Ended August 31, 2011

Total revenues	$57,968,687	$58,575,126

Total revenues net of direct costs	$30,816,006	$30,970,324

Impairment of intangible assets, goodwill, and marketable securities	-	$5,897,778

General and administrative expenses	$29,598,356	$32,858,532

Share-based compensation	$178,564	$59,896

Net income (loss)	($813,888)	($9,462,921)
Net income (loss) per share	($0.01)	($0.14)

Total assets	$44,751,761	$42,089,167

Total long-term financial liabilities	$606,976	$283,364

Selected Financial Information – Canadian GAAP	Year Ended August 31, 2010

Total revenues	$55,954,852

Total revenues net of direct costs	$35,284,550

Impairment of intangible assets, goodwill, and marketable securities	-

General and administrative expenses	$31,899,806

Share-based compensation	$232,626

Net income (loss)	$582,370
Net income (loss) per share	$0.01

Total assets	$54,969,338

Total long-term financial liabilities	$259,534

The Company’s financial data for the year ended August 31, 2012 and August 31, 2011 have been prepared in accordance with the International Financial Reporting Standards (IFRS) expressed in Canadian dollars, while the financial data for the year ended August 31, 2010 has been prepared in accordance with the Canadian Generally Accepted Accounting Principles and expressed in Canadian dollars. Reconciliations between Canadian GAAP and IFRS are available on page 20.

In the fiscal year ended August 31, 2011, the agreement between CIBT and BJUT was terminated by mutual consent due to market demand changes.

FOURTH QUARTER

The trends described in the summary of quarterly results are shown in the table below. Cash flow from operations in the first quarter are largest due to Sprott-Shaw and CIBT China’s tuition collected in September, while the revenues associated with those cash flows are distributed among the remaining quarters. The spike in revenues in the fourth quarter is the result of KGIC’s surge in summer programs. Cash flow from operations in the fourth quarter also increases due to KGIC’s successful summer programs.

Selected Financial Information	Quarter Ended August 31, 2012 (Fourth Quarter)	Quarter Ended May 31, 2012 (Third Quarter) (restated)	Quarter Ended February 29, 2012 (Second Quarter) (restated)	Quarter Ended November 30, 2011 (First Quarter) (restated)

Total revenues	$19,848,818	$13,262,693	$12,213,813	$12,643,363

Net income (loss)	$286,141	($317,426)	($818,286)	$35,683

Cash flow from operations	$1,652,620	$1,291,391	$33,860	$2,079,957

Cash and cash equivalents	$7,964,476	$7,920,570	$7,407,136	$8,084,893

RESULTS OF OPERATIONS

The following table compares selected financial information for the quarter ended August 31, 2012 to the quarter ended August 31, 2011 and the year ended August 31, 2012 to the year ended August 31, 2011.

Selected Financial Information	Quarter Ended August 31, 2012	Quarter Ended August 31, 2011	Year Ended August 31, 2012	Year Ended August 31, 2011

Total revenues	$19,848,818	$18,260,163	$57,968,687	$58,575,126

Educational revenues – CIBT	$561,643	$507,635	$3,098,086	$4,206,757
Educational revenues net of direct costs – CIBT	48%	35%	46%	48%

Educational revenues – SSDC	$9,040,505	$9,765,130	$29,109,427	$30,619,935
Educational revenues net of direct costs – SSDC	60%	64%	61%	62%

Educational revenues – KGIC	$9,887,587	$7,595,430	$23,941,211	$21,838,554
Educational revenues net of direct costs – KGIC	45%	37%	45%	42%

Design and advertising revenues – IRIX	$359,083	$391,968	$1,819,963	$1,909,880
Design and advertising revenues net of direct costs – IRIX	37%	37%	47%	48%

General and administrative expenses	$8,843,851	$10,192,906	$29,598,356	$32,858,532

Amortization	$618,742	$493,784	$1,581,460	$1,657,575

Impairment of long-lived assets	-	-	-	$5,897,778

Write-off of Deferred Finance Fees	-	-	-	$510,711

Share-based compensation	$30,471	$13,412	$178,564	$59,896

Foreign exchange (gain) loss	$66,590	($25,108)	($5,874)	($10,771)

Income tax (recovery) provision – net	$315,070	$1,043,842	$118,446	($843,505)

Net (loss) income	$286,141	(2,638,744)	($813,888)	($9,462,921)

(Loss) earnings per share	$0.00	($0.04)	($0.01)	($0.14)

Total assets	$44,751,761	$42,089,167	$44,751,761	$42,089,167

Long-term liabilities	$606,976	$283,364	$606,976	$283,364

CIBT China

The table below describes CIBT China’s operational and financial performance for the quarterly and yearly periods ended August 31, 2012 compared to the same periods last year:

CIBT Quarterly Financial Information	August 31, 2012	August 31, 2011	Change	Percentage Change

Revenues	$561,643	$507,635	$54,008	11%
Revenues net of direct costs (%)	48%	35%	13%	NA

Net loss before inter-corporate charges	($58,289)	($663,006)	($604,717)	(91%)
Inter-corporate income	-	$20,465	($20,465)	(100%)

EBITDA (NON-IFRS)	($11,673)	($392,120)	($380,447)	(97%)

Adjusted EBITDA (NON-IFRS)	($11,673)	($392,120)	($380,447)	(97%)

CIBT Yearly Financial Information	August 31, 2012	August 31, 2011	Change	Percentage Change

Revenues	$3,098,086	$4,206,757	(1,108,671)	26%
Revenues net of direct costs (%)	46%	48%	(2%)	NA

Student population	1,301	1,601	(300)	(19%)
Average revenue per student	$2,381	$2,628	($246)	(9%)

Net loss before inter-corporate income	($275,781)	($6,048,304)	$5,772,523	(95%)
Inter-corporate income	-	$20,465	($20,465)	(100%)

EBITDA (NON-IFRS)	($145,726)	($6,279,934)	$6,134,208	(98%)

Adjusted EBITDA (NON-IFRS)	($145,726)	($382,156)	$236,430	(62%)

CIBT China’s decreased revenues in the year ended August 31, 2012 was caused by less enrollments through the CIBT partnership with BJUT. Effective August 31, 2011 the agreement between the Company and Beijing University of Technology (“BJUT”) was terminated by mutual consent due to market demand changes. CIBT China’s programs offered at BJUT are being phased out and replaced by mass market training programs as well as overseas study referrals.

The mass market training programs include hotel management programs exclusively licensed from the American Hotel Lodging Educational Institute (“AHL-EI”) and other internally developed programs such as Hotel English and Subject in English language programs for Children. In addition, the new strategy includes overseas study referrals to wholly owned subsidiaries such as Sprott-Shaw and KGIC as well as partner schools including Northeastern State University of Oklahoma and Southpointe Academy of Greater Vancouver. Over the past year, CIBT China has recruited a number of students to study in Canada and the United States and is planning to continue to grow this segment of the business, which is a simplified business model utilizing our existing infrastructure, extensive network and business connections of 18 years in China.

The new operations are more cost effective and have resulted in an improvement in profitability. The net loss decreased by $5,772,523 and the EBITDA (non-IFRS) increased by $6,134,208 in the years ended August 31, 2012 compared to last year.

The following table reconciles the net loss to EBITDA (non-IFRS) and Adjusted EBITDA (non-IFRS):

	Quarter Ended August 31, 2012	Quarter Ended August 31, 2011	Year Ended August 31, 2012	Year Ended August 31, 2011

Net loss	$(58,289)	$(683,471)	$(275,781)	$(6,068,769)

Less: inter-corporate income	-	20,465	-	20,465

Net loss before inter-corporate income	(58,289)	(663,006)	(275,781)	(6,048,304)

Add: income tax (recovery) provision	1	117,432	977	(698,430)
Add: depreciation and amortization	46,615	153,454	180,462	466,800

EBITDA (NON-IFRS)	(11,673)	(392,120)	(145,726)	(6,279,934)

Add: Impairment of long-lived assets	-	-	-	5,897,778

Adjusted EBITDA (NON-IFRS)	$(11,673)	$(392,120)	$(145,726)	$(382,156)

Sprott-Shaw (SSDC)

The table below describes Sprott-Shaw’s operational and financial performance for the quarterly and yearly periods ended August 31, 2012 compared to the same periods last year:

SSDC Quarterly Financial Information	August 31, 2012	August 31, 2011	Change	Percentage Change

Revenues	$9,040,505	$9,765,130	($724,625)	(7%)
Revenues net of direct costs (%)	60%	64%	(4%)	NA

Net income before inter-corporate charges	$422,907	$405,715	$17,192	4%
Inter-corporate charges	$285,787	$413,626	($127,839)	(31%)

EBITDA (NON-IFRS)	$851,703	$590,375	$256,129	43%

SSDC Yearly Financial Information	August 31, 2012	August 31, 2011	Change	Percentage Change

Revenues	$29,109,427	$30,619,935	($1,510,508)	(5%)
Revenues net of direct costs (%)	61%	62%	(1%)	NA

Student population	2,355	1,560	795	51%
Average revenue per student	$12,361	$19,628	($7,267)	(37%)

Net income before inter-corporate charges	$1,850,078	$1,284,245	$261,328	44%
Inter-corporate charges	$1,879,825	$967,533	$912,292	94%

EBITDA (NON-IFRS)	$2,902,532	$1,779,523	$1,123,009	63%

Sprott-Shaw’s revenues decreased by 5% in the year ended August 31, 2012 and 7% in the quarter ended August 31, 2012 compared to the same periods last year. The revenue decrease in the year ended August 31, 2012 was due to Sprott-Shaw’s reduction of campuses in outlying regions. These measures have resulted in decreased revenue in outlying regions but improved profitability for the consolidated group, as the campuses that were closed were not profitable and heavily dependent on government funded training contracts. The decrease in revenue from campus reductions was mostly offset by the increased international student revenue from Sprott-Shaw’s International Department, which grew from $5,092,579 in fiscal year 2011 to $7,738,743 in fiscal year 2012 (a 52% growth rate). Sprott-Shaw’s net income before inter-corporate charges increased by $261,328 (or 44%) in the year ended August 31, 2012 compared to the same period last year while their EBITDA increased by $1,123,009 (or 63%) within that period. The increase in profitability was due to the reduction in operating locations and also due to overall reductions in operating costs through streamlining.

Sprott-Shaw has undertaken a number of consolidation efforts to decrease its operating cost and improve its operational efficiency. These reorganization measures have included termination of redundant infrastructure between itself and KGIC, merging of certain campus locations, reduction of campus locations in outlying regions, and combination of administration and accounting functions with other subsidiaries. Subsidiary schools have also focused on referral of students and graduates among each other and partner schools. As a result of the shared and streamlined resources, Sprott-Shaw’s general and administrative expenses decreased from $17,022,551 in the year ended August 31, 2011 to $14,782,348 in the year ended August 31, 2012. Please find additional details in the “General and Administrative Expenses” section below.

The impact of the newly introduced Harmonized Sales Tax in British Columbia created additional expenses to the overall operations and tax credits cannot be collected from education revenues. In the month of August 2011, HST was abolished and the PST plus GST sales tax system is set to be reinstated in March 2013. Prior to the implementation of HST on July 1st 2010, the tax rate for most professional services was 5%. The HST has increased the sales tax rate to 12% with no recuperation available to offset as input tax credit, due to the tax exempt nature of the education business in Canada. The abolishment of HST will go into effect in March 2013 which will decrease this additional expense accordingly. Refer to the discussion on “General and Administrative Expenses” below for further analysis.

The following reconciles the net income to EBITDA (non-IFRS):

	Quarter Ended August 31, 2012	Quarter Ended August 31, 2011	Year Ended August 31, 2012	Year Ended August 31, 2011

Net (loss) income	$137,120	$(7,911)	$(29,747)	$316,712

Add: inter-corporate charges	285,787	413,626	1,879,825	967,533

Net income before inter-corporate charges	422,907	405,715	1,850,078	1,284,245
Add: interest on long-term debt	27,845	42,621	120,079	153,656
Add: income tax provision (recovery)	-	(91,714)	27,940	(458,782)
Add: depreciation and amortization	400,951	233,753	904,435	800,404

EBITDA (NON-IFRS)	$851,703	$590,375	$2,902,532	$1,779,523

KGIC

The table below describes KGIC’s operational and financial performance for the quarterly and yearly periods ended August 31, 2012 compared to the same periods last year:

KGIC Quarterly Financial Information	August 31, 2012	August 31, 2011	Change	Percentage Change

Revenues	$9,887,587	$7,595,430	$2,292,157	30%
Revenues net of direct costs (%)	45%	37%	8%	NA

Net income before inter-corporate charges	$1,466,241	$44,986	$1,421,255	3,159%
Inter-corporate charges	$388,488	$256,268	$132,220	52%

EBITDA (NON-IFRS)	$1,616,557	$100,765	$1,515,792	1,504%

KGIC Yearly Financial Information	August 31, 2012	August 31, 2011	Change	Percentage Change

Revenues	$23,941,211	$21,838,554	$2,102,657	10%
Revenues net of direct costs (%)	45%	42%	3%	NA

Student population	1,446	1,596	(150)	(9%)
Average revenue per student	$16,557	$13,683	$2,874	21%

Net income before inter-corporate charges	$1,376,949	$287,829	$1,089,120	378%
Inter-corporate charges	$791,338	$656,737	$134,601	20%

EBITDA (NON-IFRS)	$1,744,652	$554,670	$1,189,982	215%

Revenues for KGIC increased by 10% in the year ended August 31, 2012 and 30% in the quarter ended August 31, 2012 compared to the same periods last year. The revenue growth from KGIC is due to increased marketing activity and more favorable economic conditions in markets that KGIC recruits students, such as Japan and Brazil. KGIC’s revenues have also grown through synergies with Sprott-Shaw and CIBT China. Students from Sprott-Shaw and CIBT China who require additional English competencies are referred to KGIC. In addition, KGIC expanded its marketing and business development efforts in China at reduced cost by utilizing CIBT China's existing infrastructure to grow its English language training business.

KGIC’s general and administrative expenses have increased from $8,603,106 in the year ended August 31, 2011 to $9,048,932 in the year ended August 31, 2012 in proportion with its revenue growth. KGIC has increased its budget for advertising and marketing efforts through increased personnel over the year ended August 31, 2012, which has paid off in increased revenue for the period. KGIC has undertaken a number of consolidation efforts to decrease other operating costs and increase operating margins. These reorganization measures have included termination of redundant personnel, procedures, and administrative functions between itself and Sprott-Shaw, merging of certain campuses and office locations, IT infrastructure, and cross system referral of students and graduates among CIBT China, Sprott-Shaw and KGIC.

The newly introduced Harmonized Sales Tax in British Columbia also affected KGIC’s earnings due to the increased goods and services tax rate from 5% to 12% with a net difference of 7%. This increased sales tax is expected to be eliminated by March 2013, thereby saving KGIC additional expenses next year. Please find additional details in the “General and Administrative Expenses” section below.

The following reconciles the net income to EBITDA (non-IFRS):

	Quarter Ended August 31, 2012	Quarter Ended August 31, 2011	Year Ended August 31, 2012	Year Ended August 31, 2011

Net income (loss)	$1,077,753	$(211,282)	$585,611	$(368,908)

Add: inter-corporate charges	388,488	256,268	791,338	656,737

Net income before inter-corporate charges	1,466,241	44,986	1,376,949	287,829

Add: interest on long-term debt	24,820	-	24,820	-
Add: income tax provision (recovery)	-	(22,333)	-	(22,333)
Add: depreciation and amortization	125,496	78,112	342,883	289,174

EBITDA (NON-IFRS)	$1,616,557	$100,765	$1,744,652	$554,670

IRIX

The table below describes IRIX’s operational and financial performance for the quarterly and yearly periods ended August 31, 2012 compared to the same periods last year:

IRIX Quarterly Financial Information	August 31, 2012	August 31, 2011	Change	Percentage Change

Revenues	$359,083	$391,968	($32,885)	(8%)
Revenues net of direct costs (%)	37%	37%	0%	NA

Net loss before inter-corporate income	($143,711)	($40,345)	($103,366)	256%
Inter-corporate income	$37,540	($28,159)	$65,699	(233%)

EBITDA (NON-IFRS)	($161,660)	($60,333)	($101,327)	168%

IRIX Yearly Financial Information	August 31, 2012	August 31, 2011	Change	Percentage Change

Revenues	$1,819,963	$1,909,880	($89,917)	(5%)
Revenues net of direct costs (%)	47%	48%	(1%)	NA

Net (loss) income before inter-corporate income	($146,101)	$70,800	($216,901)	(306%)
Inter-corporate income	$12,958	($3,709)	$16,667	(449%)

EBITDA (NON-IFRS)	($114,718)	$41,266	($155,984)	(378%)

Revenues for IRIX have decrease by 5% and 8% over the yearly and the quarterly periods ended August 31, 2012 compared to the same periods in the prior year. The decrease in IRIX’s revenue is due to a minor slowdown in the economy in the Vancouver, BC market, which IRIX serves. Net income before inter-corporate income for IRIX decreased by $216,901 in the year ended August 31, 2012 while EBITDA for IRIX decreased by $155,984 in the year ended August 31, 2012 compared to the same periods last year. Net income before inter-corporate income in the quarter ended August 31, 2012 decreased by $103,366 while EBITDA decreased by $101,327 compared to the same periods last year. Please find additional details in the “General and Administrative Expenses” section below.

The following reconciles the net income (loss) to the EBITDA (non-IFRS):

	Quarter Ended August 31, 2012	Quarter Ended August 31, 2011	Year Ended August 31, 2012	Year Ended August 31, 2011

Net (loss) income	$(106,171)	$(68,504)	$(106,980)	$67,091

Less: inter-corporate income (charges)	37,540	(28,159)	12,958	(3,709)

Net (loss) income before inter-corporate charges	(143,711)	(40,345)	(146,101)	70,800

Add: income tax provision (recovery)	(24,925)	(28,532)	(24,925)	(28,532)
Add: depreciation and amortization	6,976	8,544	30,145	29,106

EBITDA (NON-IFRS)	$(161,660)	$(60,333)	$(114,718)	$71,374

General and Administrative Expenses – Consolidated Group

The following tables compare selected financial information for the quarterly and yearly periods ended August 31, 2012 to the same periods last year. The selected general and administrative expenses are for the total consolidated group.

Quarterly Selected Financial	Quarter Ended	Quarter Ended	Quarter Ended	Quarter Ended
Information	August 31, 2012	August 31, 2011	Change	Percentage Change

Advertising	$1,165,623	$1,717,600	($551,977)	(32%)

Consulting and management fees	$563,206	$415,979	$147,227	35%

Professional fees	$388,473	$293,790	$94,683	32%

Rent	$1,575,371	$1,842,899	($276,482)	(15%)

Salaries and benefits	$3,630,673	$4,026,573	($395,900)	(10%)

Other expenses	$1,520,505	$1,896,065	($375,560)	(20%)

Total general and administrative expenses	$8,843,851	$10,192,906	($1,349,055)	(13%)

Yearly Selected Financial	Year Ended	Year Ended	Year Ended	Year Ended
Information	August 31, 2012	August 31, 2011	Change	Percentage Change

Advertising	$4,476,533	$5,685,557	($1,209,024)	(21%)

Consulting and management fees	$1,949,316	$1,964,726	($15,410)	(1%)

Professional fees	$1,457,404	$1,369,960	$87,444	6%

Rent	$5,757,553	$6,219,394	($461,841)	(7%)

Salaries and benefits	$11,416,396	$12,031,267	($614,871)	(5%)

Other expenses	$4,541,154	$5,587,628	($1,046,474)	(19%)

Total general and administrative expenses	$29,598,356	$32,858,532	($3,260,176)	(10%)

The tables below describe advertising expenses for the quarterly and yearly periods ended August 31, 2012 compared to the same periods last year:

Advertising, quarterly expenses	Quarter Ended August 31, 2012	Quarter Ended August 31, 2011	Quarter Ended Change	Quarter Ended Percentage Change

Total	$1,165,623	$1,717,600	($551,977)	(32%)

CIBT	$15,426	$49,687	($34,261)	(69%)

SSDC	$779,624	$1,234,806	($455,182)	(37%)

KGIC	$368,578	$430,753	($62,175)	(14%)

IRIX	$1,995	$2,354	($359)	(15%)

Advertising, yearly expenses	Year Ended August 31, 2012	Year Ended August 31, 2011	Year Ended Change	Year Ended Percentage Change

Total	$4,476,533	$5,685,557	($1,209,024)	(21%)

CIBT	$77,556	$486,923	($409,367)	(84%)

SSDC	$3,531,521	$4,231,440	($699,919)	(17%)

KGIC	$865,461	$963,657	($98,196)	(10%)

IRIX	1,995	$3,537	($1,542)	(44%)

Overall advertising decreased in the year ended August 31, 2012 compared last year. CIBT China’s advertising decreased in fiscal 2012 compared last year as they have focused on building partnerships with institutions that would advertise and recruit for them, while they focus on curriculum and teaching.

KGIC advertising costs also decreased in the year ended August 31, 2012 compared to last year. KGIC is focusing on international recruitment and has allocated additional budget towards sales representatives and international recruitment agents rather than traditional advertising. Sprott-Shaw advertising has decreased because less advertising is needed in outlying areas, where it reduced campus locations. Sprott-Shaw is now focusing more advertising resources on areas where it operates more profitable campuses with an enhanced marketing plan and branding.

Consulting and management fees decreased slightly within the year ended August 31, 2012 compared to last year. The decrease takes into account the effort to streamline operations and the reduction of overhead expenditures.

Professional fees increased slightly within the year ended August 31, 2012 as compared to last year. Professional fees increased due to additional fees incurred due to the transition of IFRS as part of the financial reporting requirements.

The decrease in rent in the year ended August 31, 2012 is due to Sprott-Shaw’s reduced campus locations as well as the campus consolidation between Sprott-Shaw and KGIC. Lease obligation for two additional Sprott-Shaw campuses that have ceased operations will save the Company in rental and lease expenses in future quarters. Both leases will expire in Q1 F2013. The expiry of these leases is anticipated to save the Company approximately $108,946 annually.

The tables below describe salaries and benefits for the quarterly and yearly periods ended August 31, 2012 compared to the same periods in the prior year:

Personnel, quarterly expenses	Quarter Ended August 31, 2012	Quarter Ended August 31, 2011	Quarter Ended Change	Quarter Ended Percentage Change

Total	$3,630,673	$4,026,573	($395,900)	(10%)

CIBT	$95,046	$334,376	($239,330)	(72%)

SSDC	$2,070,041	$2,422,807	($352,766)	(15%)

KGIC	$967,728	$975,691	($7,963)	(1%)

IRIX	$208,299	$195,796	$12,503	6%

Corporate	$289,559	$97,903	$191,656	196%

Personnel, yearly expenses	Year Ended August 31, 2012	Year Ended August 31, 2011	Year Ended Change	Year Ended Percentage Change

Total	$11,416,396	$12,031,267	($614,871)	(5%)

CIBT	$718,323	$1,187,357	($469,034)	(40%)

SSDC	$6,313,489	$6,989,431	($675,942)	(10%)

KGIC	$2,962,047	$2,641,695	$320,352	12%

IRIX	$790,325	$719,876	$70,449	10%

Corporate	$632,212	$492,908	$139,304	28%

Personnel cost for the year ended August 31, 2012 decreased compared to last year due to streamlining measures taken at Sprott-Shaw and the CIBT China. CIBT China’s total personnel costs decreased in the year ended August 31, 2012 compared to last year due to their newly implemented business model, focusing on mass market training and overseas student referrals, which requires a smaller number of employees. Sprott-Shaw’s personnel costs decreased in the year ended August 31, 2012 due to the downsizing of operations and staff consolidation. KGIC’s personnel costs have increased compared to last year due to increased sales personnel that were hired to attract a larger international student base. The personnel costs at IRIX also increased compared to last year due to additional account managers to support existing clients and generate new clients. The increase in corporate head office expenses in the year ended August 31, 2012 related to fluctuations in severance payouts.

Over the year ended August 31, 2012, significant resources from each subsidiary were used to develop the Global Learning Network (“GLN”), an interactive video conference teaching platform. Expenses included, but were not limited to staff training and development, curriculum development, business development, and advertising, which amounted to $48,776 in the year ended August 31, 2012. The indirect costs associated with the establishment of the GLN platform for the year ended August 31, 2012 totaled approximately $800,000, which includes management time, staff wages and IT infrastructure. Over the year ended August 31, 2012, KGIC, Sprott-Shaw, and CIBT China have taught courses and generated revenues through use of the Global Learning Network platform. As GLN use continues, development costs are expected to decline, while revenues to each subsidiary increase.

The Harmonized Sales Tax (HST) is a new sales tax imposed by the provincial government of British Columbia that cannot be credited against education revenues, but adds to expenses. A vote to extinguish the HST and reinstate the Provincial Sales Tax (PST) plus Goods and Services Tax (GST) system was passed in August 2011 and the Provincial government of BC intends to implement a transition plan that is expected to replace HST with PST plus GST by March 2013. The PST plus GST system is estimated to save approximately $450,000 annually in general and administrative expenses related to sales taxes for the Company and all of its subsidiaries operating in British Columbia by March 2013.

Share-based compensation

Share-based compensation is a non-cash expense and totaled $178,564 for the year ended August 31, 2012, and $59,896 for the year ended August 31, 2011. Share-based compensation is a result of the compensation expense in connection with the stock option grants granted in the past for amounts that vest in the periods reported. The share-based compensation expense from the stock option grants is being recognized based on the estimated fair value of each tranche, segmented by vesting dates for stock options awarded. The increase in share-based compensation is due to the granting of stock options to an expanded pool of employees during the year ended August 31, 2012.

Foreign exchange gain and loss

We recorded a foreign exchange gain of $5,875 in the year ended August 31, 2012. In the prior year, we recorded a foreign exchange gain of $10,771 for the year ended August 31, 2011.

Onerous lease

Over the fiscal year 2011 and fiscal year 2012, Sprott-Shaw has reduced its number of campuses due to student loan credit tightening, which has affected the student loan lending criteria and enforcement in the education industry, resulting in more schools in the industry throughout British Columbia being de-designated than in the past. Sprott Shaw closed 2 campuses (Chilliwack and Duncan) that were located in remote regions of British Columbia with certain leases contracts continuing. The Company focused on reducing the lease liability for 3 other locations (Maple Ridge, Prince George and Vernon) by subletting to other companies as well as offering government and corporate training using the underutilized campuses. Recent announcement by the Employment Program of BC to increase funding for the unemployed has created new opportunities by offering job training to students located within the three aforementioned cities.

The lease contracts for Chilliwack and Duncan have ended in November 2012, while the lease contracts for Maple Ridge, Prince George, and Vernon will end in May 2014, January 2014, and February 2013, respectively. As these contracts end, the Company will save an annual lease expense of $266,217.

Internal Controls over Financial Reporting

The Company has determined that there were deficiencies in its internal controls that constituted material weaknesses within its subsidiaries and consolidated financial reporting. The Company is committed to resolving these deficiencies. In the year ended August 31, 2012, it has increased resources, retained personnel in the accounting department, hired an external consultant, trained staff, and focused management effort in order to resolve the deficiencies. The efforts show progress in resolving deficiencies and management will continue to invest in resolving deficiencies over the next fiscal year.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s operations have been financed through internal cash flow, and equity financing in the form of private placements.

The following table compares selected financial condition information for August 31, 2012 and August 31, 2011:

Selected financial condition information	August 31, 2012	August 31, 2011	Yearly Change	Yearly Percentage Change

Cash and cash equivalents	$7,964,476	$6,456,568	$1,507,908	23%

Accounts receivable	$8,624,143	$8,513,533	$110,610	1%

Deferred educational revenue	$17,443,635	$13,881,145	$3,562,490	26%

Finance lease*	$743,358	$350,897	$392,461	112%

Long-term debt*	$1,584,232	$2,186,724	($602,492)	(28%)

Other obligations	$5,426,419	$4,984,441	441,978	9%

Working capital deficit	$6,824,859	$4,850,613	$1,918,572	40%

Shareholders’ equity	$17,102,853	$18,300,437	($1,197,584)	(7%)
*includes related interest
**undiscounted total future obligations

The Company’s cash and cash equivalents increased by $1,507,908 in the year ended August 31, 2012 predominantly due to the enhanced accounts receivable collection practices, as well as reduced operating cost and increased profitability throughout the year.

The Company’s deferred educational revenue increased by $3,562,490 in the year ended August 31, 2012 due to Sprott Shaw's strong enrollment in Q4 with student population increased from 1,560 to 2,355 students, an increase of 51%. Income generated from new enrolments in Q4 was not immediately recognized as revenue but deferred education revenue in accordance to IFRS Although deferred education revenue is reported in liabilities, it is an indication of strong enrollment for the Company’s educational business as tuition paid, but not yet delivered, is recorded as deferred education revenue. The increase of deferred educational revenue at year end indicates that the revenues in the next year are expected to increase.

The Company’s account receivables increased marginally by $110,610 in the year ended August 31, 2012 because of the increase in deferred education revenue. As recruitment organizations and governments refer the Company students in the fall, some do not pay the full tuition upfront, creating the accounts receivable balance. Collection of the Company’s accounts receivables has improved in the year ended August 31, 2012, evidenced by the lower growth in accounts receivable compared to deferred revenue in the year ended August 31, 2012.

Long term debt has decreased in the year ended August 31, 2012, which represents the principle repayment of the debt obligations and a cash outflow for the Company. Finance and operating leases have increased in the year ended August 31, 2012 as the Company has renewed a number of campus leases in the past year and additional equipment leases to support the GLN technology platform.

The following table details the Company’s contractual obligations as at August 31, 2012:

	Not later than one year	Later than one year and not later than five years	Later than five years	Total

Accounts payable and accrued	$4,695,590	$-	$-	$4,695,590
liabilities
Provisions	427,814	-	-	427,814
Income taxes payable	523,654	-	-	523,654
Finance leases (including interest)	221,990	666,905	-	888,895
Long-term debt (including interest)	1,639,342	31,520	-	1,670,862
Operating leases	3,847,039	8,365,796	74,941	12,287,776

	$11,355,429	$9,064,221	$74,941	$20,494,591

CAPITAL OUTFLOW RESTRICTIONS IN CHINA

Capital control exists in the People’s Republic of China. China still has many restrictions on the movement of money in and out of the country for anything except payments associated with exports and imports. At present, a company can repatriate up to 90 percent of profits from their China-based operations. A portion (at least 10 percent for Wholly Owned Foreign Entities), must be placed in a reserve account. As of August 31, 2012 there was no restricted amount in reserve. This reserve is capped at 50 percent of a company’s registered capital. To distribute the remainder, a company must obtain a board resolution authorizing distribution and file an application with China’s State Administration of Taxation (“SAT”) that includes an annual audit, tax receipts and other documents as required. SAT will then issue a Foreign Enterprise Income Tax Payment Certificate which will enable the bank to exchange Chinese RMB into the desired currency for remission of funds.

TRANSACTIONS WITH RELATED PARTIES

Significant transactions between the Company and the following related parties:

	August 31, 2012	August 31, 2011	September 1, 2010

Accounts receivable - Weifang University (1)	$2,922,580	$2,592,660	$1,547,344
Accounts payable - Weifang University (1)	$1,060,700	$1,103,538	$135,814
Due to officers, employees and directors (2)	$38,917	$59,484	$118,303
Due from officers, employees and directors (3)	$62,500	$100,000	$143,721

1)

CIBT has a business venture with Weifang University with a 60% interest in Beihai College. Beihai College is a PRC government approved college which has been in operation since 2002. Effective July 1, 2007, the Chinese Government implemented a new cash management policy affecting Beihai College. The tuition fees of Beihai College are required to be directly remitted to the local Chinese Government when tuition fees are received, and the funds are held by the Chinese Government under the account of Weifang. Beihai College can receive funds for its operations from Weifang on an as-needed basis up to the amount of the tuition fees collected.

2)

As of August 31, 2012, the amount due to officers, employees and directors is comprised of $966 (August 31, 2011 – $13,222; September 1, 2010 – $38,014) due to officers of the Company and $37,951 (August 31, 2011 – $46,262; September 1, 2010 – $80,289) due to the President of IRIX. These amounts are non-interest bearing and have no fixed terms of repayment. Transactions with related party are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. Such amounts are included as part of the cash flows from operating activities in the Consolidated Statements of Cash Flow.

3)

As at August 31, 2012, $62,500 was due from a director of the Company. As at August 31, 2011, a balance of $100,000 was due from the director of the Company. The amount is included as part of the cash flows from financing activities in the Consolidated Statements of Cash Flow. The September 1, 2010 amount of $143,721 was due from the President of SSDC, which was fully repaid during the three month period ended February 28, 2011.

The remuneration of directors and other members of key management personnel are as follows:

	Year Ended	Year Ended
	August 31, 2012	August 31, 2011

Management fees and salaries	$1,015,772	$1,091,249
Share-based payments	75,544	29,951

	$1,091,316	$1,121,200

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), and the Company’s significant accounting policies are disclosed in Note 2 of the consolidated financial statements for the year ended August 31, 2012. The following accounting policies are of particular importance in the presentation of the Company’s financial position, financial performance and cash flows, and which require the application of significant judgment and estimates by management.

Revenue recognition

The Company recognizes revenue when the amount of revenue can be reliably measured, if it is probable that future economic benefits will flow to the entity and specific criteria have been met for each of the Company’s activities as described below.

Revenue is measured at the fair value of the consideration received or receivable.

The primary sources of the Company’s revenues are as follows:

(a) Educational programs and services
The educational programs and services consist of tuition fee (net of discounts) on course offerings by CIBT, SSDC and KGIC. Tuition is paid in advance and is initially recorded as deferred revenue. Tuition revenue for educational programs and services is recognized proportionately as the instructions are delivered, and is reported net of scholarships, business taxes and related surcharges, and tuition refunds. Students are entitled to a short term course trial period which commences on the date the course begins. Partial tuition refunds are provided to students if they decide within the trial period that they no longer want to take the course. After the trial period, if a student withdraws from a class, no refunds will be provided and any collected but unearned portion of the fee is recognized at that time.

(b) Revenue sharing arrangement with education service providers
One of the Company’s subsidiaries, CIBT, has entered into numerous educational delivery agreements with various educational service providers whereby a portion of the tuition fees, net of discounts, are paid to these educational service providers for the provision of facilities and/or teaching staff. For the majority of these revenue sharing arrangements, CIBT is considered the primary obligor and accordingly records the tuition fee revenues on a gross basis and the portion paid to the educational service providers is included in direct educational costs.

Intangible assets

The Company’s finite life and indefinite life intangible assets are recorded at their cost which, for intangible assets acquired in business combinations, represents the acquisition date fair value.

Indefinite life intangible assets include accreditations, brand and trade names, and Chinese university partnership contracts. The Company considers such assets to represent an ongoing benefit to the Company through an indefinite period of control of such assets and expected usage. Such intangible assets are not subject to amortization and are tested for impairment annually or where an indication of impairment exists as described under “Impairment of intangible assets and property and equipment” below.

Finite life intangible assets, which include curriculum access contracts, internally developed curriculum, agency fees, and foreign university cooperating agreements are carried at cost less accumulated amortization and impairment losses.

The Company capitalizes direct costs incurred in developing programs and curriculums for new courses as intangible assets with finite life. These costs are amortized to direct educational cost on a straight-line basis over the expected life of the course (ranging from three months to 48 months) upon commencement of the new courses. Costs relating to the ongoing development and maintenance of existing courses are expensed as incurred. For language programs in KGIC and SSDC, the

Company engages a network of agents in foreign countries, who recruit and/or provide ongoing services to international students to attend the Company’s programs in Canada. Agency fees attributable to each student, are deferred as intangible assets and recognized proportionately over the instruction period for the student to match with the tuition fee revenues which are within a year.

Amortization is calculated over periods ranging from less than one year to fifteen years on a straight-line basis, being their estimated useful lives. The expected useful lives of assets are reviewed on an annual basis and, if necessary, changes in useful lives are accounted for prospectively. Finite life intangible assets are tested for impairment whenever events or changes in circumstances indicate the carry value may not be recoverable as described under “Impairment of intangible assets and property and equipment” below.

Impairment of intangible assets and property and equipment

The carrying amount of property and equipment and intangible assets with a finite life are reviewed each reporting period to determine whether events or changes in circumstances indicate that their carrying amounts may not be recoverable. Intangible assets with an infinite life are reviewed and tested on an annual basis or whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable.

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows (cash-generating units). The recoverable amount is the higher of an asset’s fair value less cost to sell or its value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash flows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Foreign currency

Functional currency is the currency of the primary economic environment in which an entity operates. These consolidated financial statements are presented in Canadian dollars, which is the Company’s functional currency.

In preparing the financial statements of each individual subsidiary, transactions in currencies other than the entity's functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the dates those fair values are determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated. Exchange differences on monetary items are recognized in profit or loss in the period in which they arise.

For the purposes of presenting consolidated financial statements, the assets and liabilities of the Company's foreign operations are translated into Canadian dollars using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuate significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in equity (attributed to non-controlling interests as appropriate).

Share-based payments

The Company grants stock options to certain directors and employees to acquire shares in the common stock of the Company in accordance with the terms of the Company’s stock option plan. The fair value of options granted is recognized as a share-based payment expense with a corresponding increase in equity. The fair value is measured for each tranche at grant date and is recognized on a graded-vesting basis over the period during which the options vest. The fair value of the options granted is measured using the Black-Scholes option pricing model taking into account the terms and conditions upon which the options were granted and management’s estimate of forfeitures and expected volatility based on historical volatility. At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of share options that vest.

Income taxes

Income tax expense represents current tax and deferred tax. The Company records current tax based on the taxable profits for the period which is calculated using tax rates that have been enacted or substantively enacted by the reporting date. Taxable profit differs from profit as reported in the consolidated statement of comprehensive income because of items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible.

Deferred income taxes are accounted for using the liability method. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the financial reporting and tax basis of assets and liabilities, and measured using the substantively enacted tax rates and laws in effect when the differences are expected to reverse. The effect of a change in tax rates or tax legislation is recognized in the period of substantive enactment. Deferred tax assets, such as unused tax losses, income tax reductions, and certain items that have a tax basis but cannot be identified with an asset or liability on the statement of financial position, are recognized to the extent it is probable that taxable profit will be available against which the asset can be utilized.

IMPACT OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) ON FINANCIAL RESULTS

As required by the Canadian Accounting Standards Board (“AcSB”), the Company has adopted IFRS as issued by the IASB, as its reporting standards, replacing Canadian GAAP used in prior years. Several items are accounted for differently under the newly adopted standards. The reconciliation of assets, liabilities, equity, net income and comprehensive income between Canadian GAAP and IFRS can be reviewed in the “reconciliation between Canadian GAAP and IFRS” section below. The standards that management determined that had the largest effects on financial results are listed below:

RECONCILIATION BETWEEN CANADIAN GAAP AND IFRS

Reconciliation of Assets, Liabilities and Equity

The below table provides a summary of the adjustments to the Company’s statement of financial position at August 31, 2011 and September 1, 2010:

	Note	August 31, 2011	September 1, 2010

Total assets under Canadian GAAP		$41,160,434	$54,969,338
IFRS adjustments increase (decrease)
Adjustment for historical business combinations for previously unrecognized assets	g	(376,000)	(376,000)
Intangible assets - agency fees	c	1,231,963	900,967
Deferred tax asset - onerous contracts	f	62,178	30,547

Total assets under IFRS		$42,078,575	$55,524,852

Total liabilities under Canadian GAAP		$22,124,793	$26,619,254
IFRS adjustments increase (decrease)
Deferred tax impact from gross up of tax basis of intangible assets	h	1,096,640	1,096,640
Deferred tax impact resulting from intangible assets - agency fees	c	307,991	225,242
Onerous contracts	f	248,714	122,188

Total liabilities under IFRS		$23,778,138	$28,063,324

Total equity under Canadian GAAP		$17,797,370	$27,022,958
IFRS adjustments increase (decrease)
Adjustment for historical business combinations for previously unrecognized assets	g	(376,000)	(376,000)
Reclassification of non-controlling interests	b	1,238,271	1,327,126
Deferred tax impact from gross up of tax basis of intangible assets	h	(1,096,640)	(1,096,640)
Intangible assets - agency fees net of deferred taxes	c	923,972	675,725
Onerous contracts net of deferred taxes	f	(186,536)	(91,641)

Total equity under IFRS		$18,300,437	$27,461,528

Reconciliation of Net Loss

The below table provides a summary of the adjustments to net loss for the year ended August 31, 2011:

		Year Ended
	Note	August 31, 2011

Net loss per Canadian GAAP		$(10,091,064)

IFRS adjustments
Share-based payments	a	31,226
Non-controlling interests	b	443,565
Intangible assets - agency fees	c	248,247
Onerous contracts	f	(94,895)

		$628,143

Total net loss under IFRS		$(9,462,921)

Net loss per IFRS attributable to CIBT Education Group Inc. shareholders		$(9,813,782)
Net loss per IFRS attributable to Non-controlling interests		350,861

Total net loss under IFRS		$(9,462,921)

Reconciliation of Comprehensive Loss

The below table provides a summary of the adjustments to comprehensive loss for the year ended August 31, 2011:

Year Ended
August 31, 2011

Comprehensive loss per Canadian GAAP	$(10,093,395)
IFRS adjustments differences to net loss (see table above)	628,143
Non-controlling interest share of unrealized foreign currency translation	(26,486)

Total comprehensive loss under IFRS	$(9,491,738)

Comprehensive loss per IFRS attributable to CIBT Education Group Inc. shareholders	$(9,816,113)
Comprehensive loss per IFRS attributable to Non-controlling interests	324,375

Total comprehensive loss under IFRS	$(9,491,738)

The items noted above in the reconciliations of the statement of financial position, net loss and comprehensive loss from Canadian GAAP to IFRS are described below.

a)	Share-based payments:

Under Canadian GAAP, the fair value of share-based awards with graded vesting are calculated as one grant and the resulting fair value is recognized on a straight-line basis over the vesting period. The Company had previously elected under Canadian GAAP to recognize forfeitures of awards as they occur.

Under IFRS, each tranche of an award with different vesting dates is considered a separate grant for calculation of fair value, and the resulting fair value is amortized over the vesting period of the respective tranches. Forfeitures are estimated on the date the award is granted and are revised for actual forfeitures based in subsequent periods.

Applying IFRS to share-based payments resulted in no adjustments on transition (September 1, 2010) and resulted in a decrease in share-based payment expense of $31,226 for the year ended August 31, 2011.

b)	Reclassification of non-controlling interests from liabilities:

The Company accounts for its investments in Beihai College, Sprott-Shaw Degree College Corp. – Surrey Campus, and IRIX Design Group Inc. using consolidation accounting, which results in 100% of the assets and liabilities of the investees being included in the financial statements. The other investors’ interest in the investees is presented as “non-controlling interests”. Under Canadian GAAP, the non-controlling interests are presented outside of equity whereas under IFRS the non-controlling interests are presented as equity, but presented separately from the parent’s shareholder equity.

c)	Intangible assets - agency fees:

Previously, the Company has expensed the commissions paid to agents as the services were incurred. Upon adoption of IFRS, the Company revisited the accounting treatment for the agency commissions and has deemed that they are qualified as intangible assets under IAS 38. The agency commissions are costs that relate directly to secure students enrolments (i.e. contracts) in the schools and are related to future activities on the contracts. The recoverability of the agency commissions is evidenced by the Company’s ability to enforce cancellation penalties. Thus, such costs will be amortized over the term of the programs that the students enroll, matching to the related revenues.

d)	Adjustment for deferred income taxes:

IAS 12, Income Taxes, is required to be applied retrospectively to all balances at transition date. The analysis performed did not identify any differences relating to the treatment of deferred income taxes under Canadian GAAP and IFRS. The IFRS adjustments relating to other IFRS at transition date created differences in deferred tax bases that have been accounted for in accordance with IAS 12.

e)	Reclassification of the equity section:

Under Canadian GAAP, the fair value of warrants are reclassified to contributed surplus when the warrants expire. Under IFRS, amounts recorded in warrant reserve are not reclassified on expiry.

f)	Onerous contracts:

Under IFRS, provisions for loss-making executory contracts under IAS 37 are recognized when the Company closed a campus before the end of the lease term. Such provisions were not recognized under Canadian GAAP since Canadian GAAP allowed that in the fair value measurement of the liability for these operating lease contracts, estimated sublease revenues could be applied to decreased the liability. Under IFRS only contractual sublease revenues may be applied to reduce the onerous lease provision.

g)	Adjustment for historical business combinations for previously unrecognized assets:

The Company has elected to apply IFRS 3 on a prospective basis to business combinations that occur on or after September 1, 2010. As a condition under IFRS 1 for applying this exemption the Company must consider whether any previously unrecognized assets or liabilities would exist had the financial statements of the acquiree in previous business combinations been accounted for in accordance with IFRS. As discussed in (c) above, upon adoption of IFRS, the Company revisited the accounting treatment for commissions paid to agents as a finite life intangible asset in accordance with IAS 38. Under Canadian GAAP, the Company did not ascribe any of the fair value of the consideration paid in connection with a business combination that occurred prior to September 1, 2010 to commissions paid to agents for the acquisition of student contracts. In applying the IFRS 1 exemption, the Company has recognized a $376,000 finite life intangible asset related to contract acquisition costs that were subsumed in the original measurement of goodwill.

h)	Deferred tax impact from gross up of tax basis of intangible assets:

Under Canadian GAAP, there was a difference in the accounting versus tax basis relating to intangible assets classified as eligible capital expenditures as a result of a specific 25% gross up. IAS 12 does not provide support for the continued use of the 25% gross up, resulting in the difference on transition to IFRS.

Restatement from previously filed disclosures

In the course of preparing the consolidated financial statements, management identified errors in the application of IFRS in its previously reported consolidated statements of financial position as at September 1, 2010 and August 31, 2011 and the consolidated statement of loss for the year ended August 31, 2011. The reconciliations of the statements of financial position as at September 1, 2010 and August 31, 2011 and the consolidated statement of loss for the year ended August 31, 2011 have been restated to reflect the correction of those non-material errors in the consolidated financial statements disclosures for first time adoption of IFRS.

IFRS 1 EXEMPTIONS SELECTED

In preparing these consolidated financial statements, the Company has applied the mandatory exceptions and selected some of the optional exemptions from full retrospective application of IFRS. Below describes the IFRS 1 applied by the Company in the transition from Canadian GAAP to IFRS.

IFRS Exemptions Selected

1)

Business combinations – The Company has elected to apply IFRS 3 on a prospective basis to business combinations that occur on or after September 1, 2010. IFRS 3, Business Combinations, may be applied retrospectively or prospectively. The retrospective basis would require restatement of all business combinations that occurred prior to the transition date. Any goodwill arising from such business combinations before the transition date will not be adjusted from the carrying value previously determined under Canadian GAAP as a result of applying these exemptions, except as required under IFRS 1. Please refer to discussion below under Comparative amounts for the result of application of this exemption to the opening statement of financial position at September 1, 2010.

2)

Fair value or revaluation as deemed cost – The Company has used the amount determined under a previous GAAP revaluation as the deemed cost for certain assets. The Company elected the exemption for certain assets which were written down under Canadian GAAP, as the revaluation was broadly comparable to fair value under IFRS. The carrying value of those assets on transition to IFRS is therefore, consistent with the Canadian GAAP carrying value on the transition date.

3)

Cumulative translation differences – As permitted by the IFRS 1 election for cumulative translation differences, the Company has deemed cumulative translation differences for foreign operations to be zero at the date of transition. Cumulative translation loss at September 1, 2010 was re-allocated from accumulated other comprehensive loss to deficit. As a result, a difference of $471,573 was recorded in deficit to reduce the foreign currency translation reserve to zero on September 1, 2010.

4)

Share-based payment transactions – IFRS 2, Share-Based Payments, encourages application of its provisions to equity instruments granted on or before November 7, 2002, but permits the application only to equity instruments granted after November 7, 2002 that had not vested by the transition date. The Company has elected not to apply IFRS 2 to awards that vested prior to September 1, 2010. The application of this exemption did not result in an IFRS transition adjustment. As discussed in the reconciliation note below, there was a difference in amounts recorded for share-based payments between Canadian GAAP and IFRS for the year ended August 31, 2011.

5)

Leases – The Company may determine whether an arrangement existing at the date of transition to IFRS contains a lease, on the basis of facts and circumstances existing at that date. The Company has applied the transitional provisions in IFRIC 4, Determining Whether an Arrangement Contains a Lease. The application of this exemption did not result in an IFRS transition adjustment to the opening statement of financial position at September 1, 2010.

ACCOUNTING STANDARDS DEVELOPMENT

Standards issued but not yet effective up to the date of issuance of the Company’s consolidated financial statements are listed below. This listing is of standards and interpretations issued that the Company reasonably expects to be applicable at a future date. The Company intends to adopt these standards when they become effective.

In the annual period beginning September 1, 2015, the Company will be required to adopt IFRS 9, Financial Instruments, which is the result of the first phase of the IASB’s project to replace IAS 39, Financial Instruments: Recognition and Measurement. The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value. Management is currently evaluating the impact that this standard will have on the consolidated financial statements.

In the annual period beginning September 1, 2013, the Company will be required to adopt IFRS 10, Consolidated Financial Statements (“IFRS10”). IFRS 10 replaces the consolidation requirements in SIC-12, Consolidation - Special Purpose Entities and IAS 27, Consolidated and Separate Financial Statements. Earlier application of this standard is permitted. IFRS 10 builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard provides additional guidance to assist in the determination of control. Management is currently evaluating the impact that this standard will have on the consolidated financial statements.

IFRS 12, Disclosure of Interests in Other Entities, establishes disclosure requirements for interests in other entities, such as subsidiaries, joint arrangements, and associates. The standard carries forward existing disclosures and introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities. Management has yet to assess the full impact of IFRS 12 and intends to adopt the standard beginning September 1, 2013.

In the annual period beginning September 1, 2013, the Company will be required to adopt IFRS 13, Fair Value Measurement. This standard establishes a single framework for all fair value measurements where fair value is required or permitted by IFRSs. Management is currently evaluating the impact that this standard will have on the consolidated financial statements. The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial statements.

In the annual period beginning September 1, 2013, the Company will be required to adopt the amendments to IFRS 7, Financial Instruments: Disclosures (“IFRS 7”). The amendment requires new disclosures relating to the offset of financial assets and financial liabilities that will enable the users of financial statements better compare financial statements prepared in accordance with IFRS and US Generally Accepted Accounting Principles. Management is currently evaluating the impact that this standard will have on the consolidated financial statements. The adoption of the amended standard is not expected to have a material impact on the Company’s consolidated financial statements.

In the annual period beginning September 1, 2012, the Company will be required to adopt the amendments to IAS 1, Presentation of Financial Statements as it relates to the presentation of other comprehensive income ("OCI"). The amendments to this standard do not change the nature of the items that are currently recognized in OCI, but requires presentational changes. Management is currently evaluating the impact that this standard will have on the consolidated financial statements. The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial statements.

In the annual period beginning September 1, 2013, the Company will be required to adopt IAS 19 (Amendment), Employee Benefits, which revises recognition and measurement of post-employment benefits. This amended standard will modify accounting for termination benefits, including distinguishing benefits provided in exchange for service and benefits provided in exchange for the termination of employment and affect the recognition and measurement of termination benefits. The impact, if any, that this amended standard will have on the Company’s consolidated financial statements is not determinable at this time.

FINANCIAL INSTRUMENTS

All financial instruments are initially recorded at fair value including transactions costs except for transaction costs related to financial instruments classified as fair value through profit or loss (“FVTPL”) which are expensed as incurred. Subsequent measurement of financial instruments is determined based on their classification.

The following is a summary of the classes of financial instruments included in the Company’s consolidated statement of financial position as well as their designation by the Company:

Balance sheet item	Classification	Measurement basis

Cash and cash equivalents	Fair value through profit or loss	Fair value
Marketable securities	Available-for-sale	Fair value
Accounts receivable	Loans and receivables	Amortized cost
Due from related parties	Loans and receivables	Amortized cost
Accounts payable and accrued liabilities	Other liabilities	Amortized cost
Long-term debt	Other liabilities	Amortized cost
Due to related parties	Other liabilities	Amortized cost

Changes in “FVTPL” financial instruments are recognized in net income (loss) in the period in which they arise. Changes in fair value that remain unrealized for available-for-sale financial instruments are recorded in other comprehensive income until realized or determined to be impaired at which time the gain, loss or impairment is recognized in net income (loss) for the period.

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts, and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In assessing the fair value of a particular contract, the market participant would consider the credit risk of the counterparty to the contract.

RISK MANAGEMENT

Exchange rate risk

The Company operates in Canada and China, and through its subsidiaries in China the Company generates revenues in Chinese RMB and incurs operating costs which are payable in Chinese RMB, giving rise to exposure to market risks from changes in foreign currency rates. The Company also holds minor amount of cash in US dollars, the exchange rate fluctuation between Canadian dollar and US dollar will not have a material impact on net income. As at August 31, 2012, the Company had a net working capital asset of 14,452,281 RMB or C$2,261,349 (August 31, 2011 – 14,767,581 RMB or C$2,267,401). Each 10% strengthening of the Canadian dollar against the RMB would decrease the value of net working capital by C$205,577 (August 31, 2011 – $206,127).

Capital control exists in the People’s Republic of China. China still has many restrictions on the movement of money in and out of the country for anything except payments associated with exports and imports. At present, a company can repatriate up to 90 percent of profits from their China-based operations. A portion (at least 10 percent for Wholly Owned Foreign Entities), must be placed in a reserve account. This reserve is capped at 50 percent of a company’s registered capital. To distribute the remainder, a company must obtain a board resolution authorizing distribution and file an application with China’s State Administration of Taxation (“SAT”) that includes an annual audit, tax receipts and other documents as required. SAT will then issue a Foreign Enterprise Income Tax Payment Certificate which will enable the bank to exchange Chinese RMB into the desired currency for remission of funds. As of August 31, 2012, the amount in the statutory reserve in China is $Nil.

Credit risk

The financial instruments that potentially subject the Company to significant concentration of credit risk consist principally of cash and cash equivalents and accounts receivable. Cash is on deposit at major financial institutions. Management is of the opinion that credit risk with respect to accounts receivable is limited due to the ongoing evaluations of its debts and the monitoring of their financial condition to ensure collections and to minimize losses. Accounts receivable as at August 31, 2012 is reported net of allowance for bad debts of $999,352 (August 31, 2011 – $914,358; September 1, 2010 – $451,691). The carrying amount of the assets included on the statement of financial position represents the maximum credit exposure.

Interest rate risk

The Company is exposed to interest rate risk on its cash and cash equivalents which earn interest at market rates, and is exposed to interest rate risk on its demand term instalment loan. A one point increase in the prime rate of interest would add approximately $30,000 of interest cost per annum to the demand term instalment loan.

Liquidity risk

The Company is exposed to liquidity risk in that the Company will not have sufficient cash resources to meet its financial obligations as they come due in the normal course of business. The Company manages its liquidity risk by monitoring its operating requirements. As at August 31, 2012, the Company had $7,964,476 (August 31, 2011 – $6,456,568; September 1, 2010 – $11,511,835) of cash and cash equivalents. In addition, the Company has a demand operating credit facility of $1,500,000. The Company could look to capital financing which has it successfully raised in the past. However, there is no assurance that such financing will be available on favourable terms. Management prepares budgets and cash forecasts to ensure that the Company has sufficient funds to fulfill its financial obligations. CIBT is currently in a working capital deficit position, however the Company has positive cash balances as discussed above and realized positive cash flows from operating activities of $6,249,207 which supports the Company’s ability to cover its current operating needs.

OFF-BALANCE SHEET ARRANGEMENTS

There were no off-balance sheet arrangements engaged by the Company or any of its subsidiaries.

DISCLOSURE CONTROLS AND PROCEDURES & INTERNAL CONTROLS OVER FINANCIAL REPORTING

(a) Evaluation of Disclosure Controls and Procedures

The Company carried out, under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and the Company’s Chief Financial Officer, an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. Based on their evaluation, the Company’s Chief Executive Officer and its Chief Financial Officer concluded that, as of August 31, 2012, and the date of this Management’s Discussion & Analysis, the disclosure controls and procedures were not effective due to the material weaknesses described below. Notwithstanding the existence of the material weaknesses described below, our management has concluded that the consolidated financial statements for the year ended August 31, 2012 fairly present, in all material respects, the financial position, financial performance and cash flows for the Company in conformity with IFRS.

(b) Report of Management on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

With the participation of the Company’s Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting as of August 31, 2012, based on the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

A material weakness is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the annual or interim financial statements will occur and not be detected by management before the financial statements are published. Controls can potentially be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of the control. The design of any system of controls also is based on part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

In its assessment of the effectiveness in internal control over financial reporting as of August 31, 2012, the Company determined that there were control deficiencies that constituted material weaknesses, as described below.

  In the process of documenting and improving our controls over financial reporting, management has identified certain material weaknesses that existed in the design or operation of the Company’s internal control over financial reporting including ineffective control over the financing reporting of subsidiaries; insufficient staffing in accounting and finance in business segments; and ineffective controls related to the period-end financial reporting process that impacts management’s ability to oversee the preparation of the consolidated financial statements

Due to these material weaknesses, management concluded that our internal control over financial reporting was not effective as of August 31, 2012.

(c) Remediation Plan for Material Weakness in Internal Control over Financial Reporting

The Company is in the process of developing and implementing a remediation plan to address the material weaknesses as described above. The Company has taken the following actions to improve internal controls over financial reporting:

  During the year ended August 31, 2013, we will enhance our risk assessment, internal control design and documentation; and

  Develop and implement other procedures in the internal control function.

In light of the aforementioned material weakness, management conducted a thorough review of all significant or non-routine adjustments for the year ended August 31, 2012. As a result of this review, management believes that there are no material inaccuracies or omissions of material fact and, to the best its knowledge, believes that the consolidated financial statements for the year ended August 31, 2012 fairly present in all material respects and financial position and results of operations for the Company in conformity with IFRS.

The Company has allocated additional resources, human capital, consultants, and management effort which are expected to improve its internal controls over financial reporting. The Company plans to continue to invest in improving its internal controls over financial reporting over the next fiscal year.

CIBT EDUCATION GROUP INC.
SCHEDULE OF SHARE CAPITAL
AS AT December 2, 2012

Authorized share capital consists of 150,000,000 common shares without par value.

	Number	Value
Issued and outstanding

Balance at September 1, 2010	69,226,011	$47,709,836

Balance at May 31, 2011	69,226,011	47,709,836
- for private placement at $0.30 per share, net of issue costs of $10,050	2,723,333	476,950
- fair value of agent’s warrants for private placement	-	(4,020)

Balance at August 31, 2011	71,949,344	48,182,766

Balance at August 31, 2012	71,949,344	48,182,766

Balance at December 2, 2012	71,949,344	$48,182,766

Escrow shares
No escrow shares were issued and outstanding as at December 2, 2012.

Stock options
Details of options outstanding as at December 2, 2012 are as follows:

Number of Options	Exercise Price	Expiry Date	Remaining Contractual Life

60,000	$0.80	May 3, 2013	0.42 years
50,000	$0.60	August 8, 2013	0.69 years
100,000	$0.54	October 13, 2013	0.87 years
1,265,000	$0.42	March 1, 2016	3.25 years
3,058,000	$0.24	January 6, 2017	4.10 years

4,533,000	$0. 31 Average Price

Share purchase warrants
Details of warrants outstanding and exercisable as at December 2, 2012 are as follows:

Number of Warrants	Exercise Price	Expiry Date	Remaining Contractual Life

1,723,500	$0.35	June 29, 2014	1.58 years
1,033,333	$0.35	July 12, 2014	1.61 years

2,756,833